UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: ______________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant	Veea Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	164 E. 83rd Street
City, State and Zip Code	New York, NY 10028

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Veea Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2024 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense because the Company requires additional time to complete the preparation of the audited financial statements and have those financial statements audited by the Registrant’s independent public accounting firm. The Registrant intends to file the Annual Report on or before the expiration of the extension period prescribed by Rule 12b-25. However, there can be no assurance that the Registrant will be able to file the Annual Report by the expiration of such extension period.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Janice K. Smith	(212)	549-4296
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue decreased to $141,760 for the year ended December 31, 2024 from approximately $9 million for the years ended December 31, 2023. The decrease was due to $9 million income recognized in connection with the license of certain of the Company’s technology in 2023.

Cost of goods sold decreased by $383,512, or 82%, in the year ended December 31, 2024 compared to the year ended December 31, 2023.

Due to the timing of the completion of the Business Combination and the associated accounting, including those resulting from transactions that occurred in connection with the completion of the Business Combination, the Company anticipates significant change in results in net income.

The amounts reported above are subject to change in connection with the completion of the reporting process and audit of the Registrant’s financial statements. Actual results could vary significantly from the foregoing.

Veea Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025	By:	/s/ Allen Salmasi
Allen Salmasi
Chief Executive Officer

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